Kinetics Mutual Funds, Inc.
470 Park Avenue South
New York, NY 10016

April 20, 2018

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington D.C.  20549

Re:	Kinetics Mutual Funds, Inc. (each a “Portfolio” and together, the “Registrant”) 1933 Act File No.: 333-78275
1940 Act File No.: 811-09303

Dear Ms. Brutlag:

This correspondence is being filed in response to your comments provided to Eric W. Pinciss, Esq. of U.S. Bancorp Fund Services, LLC (“USBFS”) on April 13, 2018 regarding the Registrant’s 485APOS registration statement filing, Post-Effective Amendment No. 68.  The registration statement was filed on Form N‑1A on February 28, 2018, for the purpose of adding disclosure with respect to certain of the Portfolios’ investment in the Grayscale Investment’s Bitcoin Investment Trust (“BIT”). All comments provided by the Staff will be reflected for each applicable Portfolio.

For your convenience in reviewing the Registrant’s responses, your comments and suggestions are included in bold typeface immediately followed by the Registrant’s responses.

The Registrant’s responses to your comments are as follows:

Prospectus

1.	Please file a response letter with the Staff one week in advance of the effectiveness of the Registration Statement.

The Registrant responds that it is filing this response letter on April 20, 2018, one week prior to the effectiveness of the Registration Statement.

2.
If the Registrant contemplates additional investment in BIT (or other funds/trusts that seek to provide exposure to bitcoin) on behalf of one of the Portfolios in excess of 15% of the Portfolio’s assets, please contact the Staff in advance of any such investment.

The Registrant confirms that it will contact the Staff prior to any additional investment in BIT (or other funds or trusts that offer exposure to bitcoin) on behalf of a Portfolio if, as a result of such investment, BIT (or such other vehicle) is greater than 15% of the Portfolio’s assets.

3.
Please provide completed fees and expenses tables along with your responses. Please revise the fees and expenses table captions to conform to Form N-1A. Please also confirm that the Adviser cannot recoup waived fees and expenses.

The Registrant confirms that the Adviser cannot recoup waived fees and expenses and responds by providing in the attached Exhibit A, the completed fee and expense tables which conform to Form N-1A.

4.	Please file a consent of the Registrant’s independent registered public accounting firm along with the Registration Statement update.

The Registrant responds by confirming that the auditor’s consent will be filed with the Registration Statement update.

5.	Please complete all open items in the Prospectuses and Statement of Additional Information.

The Registrant confirms that it will complete all open items in the Registration Statement update.

6.
On page 9, it states that “The Internet Portfolio may invest indirectly in bitcoins primarily through a Delaware statutory trust….” Please remove “primarily” as Bitcoin investments are only permitted indirectly.

The Registrant responds that the sentence has been revised as follows: “The Internet Portfolio may invest indirectly in bitcoins ~~primarily~~ through a Delaware statutory trust (or such other vehicle) that offers exposure to bitcoin ….”

7.
With respect to the Internet Portfolio, the disclosure notes that this Portfolio can invest up to 25% of its assets in BIT.  Please confirm that in accordance with Rule 35d‑1 (the “Names Rule”) whether or not such an investment would be considered to be an “internet” security, and therefore, be counted within the 80% Names Rule test. If so, why are cryptocurrency investments appropriately viewed as “internet” investments, as the Staff does not consider cryptocurrency investments to be internet investments. Please consider changing the limit to 20%.

The Registrant responds by noting that the Internet Portfolio has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in “U.S. and foreign companies engaged in the Internet and Internet related activities and whose businesses are vastly improved through the distribution of content and reduction of costs with the use of the Internet, such as content providers, computer hardware and software, venture capital, Internet service providers, Internet portals, wireless/broadband access, e-commerce, financial service companies, auction houses, and telecommunications” (“80% Names Rule Policy”).  Bitcoin, the underlying exposure for BIT, is a form of digital currency based on open source cryptographic protocol existing on the Bitcoin Network, a distributed database or ledger.  As such, the Registrant believes BIT would be considered an “internet” security for purposes of complying with the Portfolio’s 80% Names Rule Policy.

8.
Please remove any language in the prospectus that discusses additional investments in BIT and per Comment No. 2, confirm to the Staff that the Portfolio(s) will not make additional investments in BIT above 15% without prior discussion with the SEC.

The Registrant agrees to contact the Staff prior to any additional investment in BIT above 15% on behalf of a Portfolio, per Response No. 2, but retains the referenced prospectus disclosure as is currently permitted.

9.	Please remove language in the Registration Statement that references “direct investments,” because direct investments in cryptocurrency are currently not permitted.

The Registrant responds that it will make the following changes to the applicable Portfolios:  “The [Internet] Portfolio may invest indirectly in bitcoins through a Delaware statutory trust (“Bitcoin Investment Trust”) (or such other vehicle).”

The Registrant also revises all subsequent references throughout the Prospectus as follows: “…..~~direct or indirect~~ investment in the Bitcoin Investment Trust.”

10.	Please remove the following language and state explicitly that the Subsidiary will be subject to the same restrictions as the Portfolio(s) including its investments in cryptocurrency:

“Unlike the Internet Portfolio, the Subsidiary may invest without limitation in the Bitcoin Investment Trust and other pooled investment vehicles that provide exposure to digital commodities.  However, the Internet Portfolio and its Subsidiary comply with the same fundamental investment restrictions on an aggregate basis, to the extent those restrictions are applicable to the investment activities of the Subsidiary.”

The Trust respectfully notes that the Subsidiary is not a registered investment company under the Investment Company Act of 1940 as amended (the “1940 Act”), and therefore, is not required to comply with the requirements of the 1940 Act applicable to registered investment companies.  However, the Trust is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits a Portfolio from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause a Portfolio to violate Section 48(a).  The Trust further confirms that none of the pooled investment vehicles in which the Subsidiary invests will be affiliated with a Portfolio or the Adviser, and the Adviser is not expected to have control over any of the pooled vehicles (e.g., by owning 50% or more of the pool’s assets).  The Subsidiary’s custodian is the same as the Registrant’s custodian, U.S. Bank National Association.

11.
Please indicate your understanding of whether BIT relies on Section 3(c)(1) or 3(c)7 of the 1940 Act, and if not, explain why not. If yes, explain why the Portfolio(s) do not limit sales to accredited investors.

The Registrant responds that according to BIT’s Form Ds, its offering is exempt from registration under Rule 506(c) of the Securities Act of 1933.  It is the Registrant’s understanding that BIT is not relying on either 3(c)(1) or 3(c)(7) of the 1940 Act.  To the extent BIT requires purchases to be made by accredited investors, the Registrant notes that the funds that invest in BIT meet such qualification because the Registrant is a business trust with at least $5,000,000 that was not formed for the specific purpose of investing in BIT.

12.
With respect to the Principal Investment Risks section, given the size of the investment, the risks related to investing in BIT are also likely to be principal risks.  Please include specific risks related to each applicable Portfolio’s investments in BIT (e.g., regulatory risk, volatility risk, and valuation risk and any other specific related risk to investments in BIT).

The Registrant responds that the additional risks of BIT are provided below:

•
Regulatory Risk: Bitcoin is generally not subject to the same degree of regulation as are registered U.S. securities. The reporting, accounting and auditing standards for Bitcoin may differ from the standards for registered U.S. securities. Furthermore, countries, including the U.S., may in the future curtail or outlaw the acquisition, use or redemption of bitcoins.

•
Volatility Risk. The Portfolio may have investments, including but not limited to Bitcoin, that appreciate or depreciate significantly in value over short periods of time. This may cause the Portfolio’s net asset value per share to experience significant increases or declines in value over short periods of time.

•
Valuation Risk. The sales price the Portfolio could receive for any particular portfolio investment may differ from the Portfolio’s valuation of the investment, particularly for securities or other investments, such as Bitcoin, that trade in thin or volatile markets or that are valued using a fair value methodology. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Portfolio’s ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third party service providers.  Shares of Bitcoin Investment Trust are intended to reflect the price of bitcoin assets, less fees and expenses, and the shares currently trade at a substantial premium to the net asset value of such assets.  As such, the price of Bitcoin Investment Trust may go down even if the price of the underlying asset, bitcoin, remains unchanged.  Additionally, shares that trade at a premium mean that an investor who purchases $1 of a portfolio will actually own less than $1 in assets.

13.
Please further clarify, if true, that BIT currently trades at a large premium and if that premium disappears, the investment in BIT may go down even if the price of BIT stays the same or goes up.  Also, explain the meaning of trading at a premium so that each dollar that a Portfolio invests in BIT is buying less than a $1 in assets.

The Registrant will clarify that shares of BIT are intended to reflect the price of bitcoin assets, less fees and expenses, and that the shares currently trade at a substantial premium to the net asset value of such assets.  As such, the price of BIT may go down even if the price of the underlying asset, bitcoin, increases or remains unchanged.  Additionally, shares that trade at a premium mean that an investor who purchases $1 of a portfolio will actually own less than $1 in assets.

14.	In the section titled, “Who may want to invest?” please add a reference to BIT in the penultimate bullet point, where applicable.

The Registrant revises the penultimate bullet point by stating: “are willing to accept the volatility associated with equity and Bitcoin investing; and”

15.	Please include the performance figures for all of the Portfolios in the Registration Statement.

The Registrant refers the staff to the attached Exhibit A.

16.	Please add information relating to BIT investments in the Item 9 disclosure where applicable.

The Registrant refers the staff to the attached Exhibit A.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Eric W. Pinciss, Esq. at (626) 914-7220.

Sincerely,

/s/ Jay Kesslen
Jay Kesslen
Vice President, Assistant Secretary